January 16, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Laura Nicholson

Special Counsel

Office of Transportation and Leisure

Re:	Corporación América Airports S.A.

Amendment No. 2 to Registration Statement on Form F-1

Filed January 10, 2018

File No. 333-221916

Dear Ms. Nicholson:

On behalf of Corporación América Airports S.A., a public limited company (société anonyme) organized and existing under the laws of Luxembourg (the “Company” or “CAAP”), we are providing the following responses to the comments set forth in the letter from the staff of the Securities and Exchange Commission (the “Staff”) dated January 11, 2018 (the “Comment Letter”) relating to Amendment No. 2 to the registration statement on Form F-1, as filed with the Securities and Exchange Commission (the “Commission”) on January 10, 2018 (the “Amendment No. 2”). Concurrently with this response, the Company is filing with the Commission an amended registration statement (“Amendment No. 3”) which incorporates the revisions to Amendment No. 2 described herein. For the Staff’s convenience, the Company is providing the Staff with one paper copy of Amendment No. 3, together with three blacklined copies to show changes from Amendment No. 2. Such marked copies will be couriered to the Staff’s offices.

To facilitate the Staff’s review of this letter, the Staff’s comment has been included in italic type above the Company’s response.

Capitalization, page 59

1.	To the extent material to an understanding by investors, please include details on any material increase in the net amount of debt depicted in the “Further Adjusted” column. As appropriate, give consideration to the transactions in debt subsequent to September 30, 2017 disclosed under “Description of Indebtedness” starting on page 206.

In response to the Staff’s comment, the Company supplementally advises the Staff that the transactions in debt subsequent to September 30, 2017 disclosed under “Description of Indebtedness” starting on page 208 of the Prospectus are reflected in the “Adjusted” column of the Capitalization Table on page 60. The Company has revised the “Adjusted” column of the Capitalization Table to include footnote disclosure for each category of borrowing indicating the items of debt resulting from the debt transactions occurring after September 30, 2017 pertinent to such category.

U.S. Securities and Exchange Commission

January 16, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 72

Liquidity and Capital Resources, page 104

Cash Flows, page 105

Years ended December 31, 2016 and 2015, page 106

Operating Activities, page 106

2.	Your revised disclosure states that $86.8 million of the $129.2 million increase in net cash provided by operating activities in 2016 compared to 2015 was due to an increase in trade payables and other liabilities in 2016. It appears from your response to prior comment 2 this increase in trade payables and other liabilities in 2016 as compared to 2015 was due to “higher payments of trade payables and other liabilities in 2015.” Please revise your disclosure accordingly.

In response to the Staff’s comment, the Company has revised the disclosure in the “Management’s Discussion and Analysis—Liquidity and Capital Resources—Cash Flows—Years ended December 31, 2016 and 2015—Operating Activities” section on page 108 of the Prospectus to clarify that the increase in cash flows from operating activities in 2016 as compared to 2015 was due to higher payments of trade payables and other liabilities in 2015.

Management, page 215

Compensation, page 218

3.	We note your response to our prior comment 4 that the final amounts for your 2017 executive compensation disclosure are not yet available. If practicable, please revise to disclose your 2017 executive compensation prior to effectiveness, and, if not, please tell us if you have reason to believe that your 2017 executive compensation will be materially different from the 2016 executive compensation. If you believe that the 2017 executive compensation will be materially different, please disclose.

In response to the Staff’s comment, the Company supplementally advises the Staff that the Company believes that the 2017 executive compensation will not be materially different from the 2016 executive compensation. The Company has included additional disclosure in the “Management” section on page 220 of the Prospectus to make this clear to investors. The Company supplementally advises the Staff that it will disclose the 2017 executive compensation prior to effectiveness, if such information becomes available.

U.S. Securities and Exchange Commission

January 16, 2018

Taxation, page 231

Argentine Tax Considerations, page 237

4.	We note the disclosure that you have added regarding Argentine tax considerations. Please add related risk factor disclosure, or tell us why you do not believe this presents a material risk.

In response to the Staff’s comment, the Company has added an additional risk factor in the “Risk Factors—Risks Related to Argentina and the AA2000 Concession Agreement” section on page 57 of the Prospectus to describe the risk regarding the recent changes in tax law in Argentina.

Underwriting, page 239

5.	Please disclose the allocation between the selling shareholder and the company if the over-allotment is not exercised in full.

In response to the Staff’s comment, the Company has provided additional disclosure in the “Underwriting” section on page 242 of the Prospectus to describe the allocation between the selling shareholder and the company if the over-allotment option is not exercised in full.

If you should have any questions or wish to discuss any other matters relating to the foregoing, please contact me at (212) 801-6416 or by e-mail at rossellm@gtlaw.com.

Very truly yours,

/s/ Marc Rossell

Marc Rossell

Cc:	Martin Francisco Antranik Eurnekian, Corporación América Airports S.A.

Raul G. Francos, Corporación América Airports S.A.

Andrés Zenaruzza, Corporación América Airports S.A.

Randolph Bullard, Greenberg Traurig, LLP

Eduardo Loiacono, Price Waterhouse & Co., S.R.L.